June 21, 2005

By EDGAR "CORRESP"


Ms. Meagan Caldwell
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: COLONIAL COMMERCIAL CORP. ("COMPANY") 2004 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Dear Ms. Caldwell:

Thank you for your letter of June 9, 2005. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

1. We acknowledge your first comment and will include the revisions referred to later in this letter in our future filings.

2. In reference to your Comment 2, Sections "MD&A" and "Summary of Significant Accounting Polices and Practices" (g) "Inventory", Page F10, would be presented as follows:

          a.   Section  MD&A
               ------------
               Comparison  of  year  ended  December  31,  2004  with year ended
               -----------------------------------------------------------------
               December  31,  2003
               -------------------
               (Paragraph 3)

                    Gross profit in 2004 increased $5,217,665 or 39.6% over
               2003, primarily as a result of the revenue increases related to the RAL acquisition being included for the full year of 2004, the inclusion of two new branches for the full year of 2004 and improved selling margins. Gross profit margin increased to 29.9% in 2004 from 29.5% in 2003, primarily due to a change in product mix and higher gross margins at RAL. Cost of sales excludes the distribution costs of incoming freight, purchasing, receiving, inspection, warehousing and handling costs; we include these costs in our selling, general and administrative expenses. Our gross margins may not be comparable to those of other entities since some entities include these distribution costs in the cost of sales. These distribution costs were $325,109 and $206,264 for the years ended December 31, 2004 and 2003, respectively.

          b.   Financial  Statements
               ---------------------
               Notes  to  Financial  Statements
               --------------------------------
               (1)  Summary  of  Significant  Accounting  Policies  and  Parties
                    ------------------------------------------------------------
               (g)  Inventory,  page  F-10
                    ----------------------

                    Inventory is stated at the lower of cost or market and
               consists solely of finished goods. Cost is determined using the first-in, first-out method.

                    Distribution costs of incoming freight, purchasing,
               receiving, inspection, warehousing and handling costs are included in selling, general and administrative expenses. Such costs were $325,109, $206,264, and $291,089 for the years ended December 31, 2004, 2003 and 2002, respectively.

3.  This is our combined response to your questions in paragraphs 3 and 4.

                                 Indemnification

     The indemnification referred to in your comment 3 is set out in a purchase agreement dated March 25, 1999 for the purchase by Universal Supply Group, Inc., the New York corporation that we wholly own, of all of the assets of its predecessor, Universal Supply Group, Inc., a New Jersey corporation (the "predecessor"). The company filed a copy of this agreement with the Securities and Exchange Commission on March 30, 1999 as Exhibit 10(g) on Form 10KSB, and the company filed a copy of an amendment to the purchase agreement on July 9, 1999 as Exhibit 10(a)(ii) on Form 8-K.

     The three indemnitors are John A. Hildebrandt, Paul H. Hildebrandt and the predecessor. The indemnitors jointly and severally agreed to indemnify our subsidiary from and against any and all damages, liabilities and claims due to exposure to asbestos at any time prior to the closing of the purchase.

     The indemnitors may use their own counsel to defend these claims. The indemnitors are not liable for any settlement effected without their consent. The indemnitors may settle and pay money claims without the consent of the company. There is no indemnification unless claims aggregate $50,000; once this trigger point is reached indemnification is required for all claims, including the first $50,000, but excluding claims of less than $10,000. The indemnification requirement survives at least until 30 days after the running of any relevant statutes of limitation.

     The obligation of the indemnitors is joint and several, so that the company can have recourse against any one or more of these indemnitors, whether or not any other indemnitor has previously defaulted on its obligation to us.

     There are no other limitations to our rights to indemnification.

                                    Insurance

     The assets that our predecessor sold to us included its insurance policies and other agreements and contracts. The policies provide coverage for liability accruing during the periods for which premiums were paid. The initial predecessor was formed in 1940. Copies of policies are available for each year beginning in 1970 and ending with the closing under the purchase agreement in 1999. Copies of policies for the period from 1940 to 1969 are not available.

     Insurance companies acknowledge coverage for potential asbestos claims under certain of these policies. Insurance companies under additional policies have reserved their right to deny coverage but have continued to defend and indemnify the predecessor and the company under the contested policies. [We propose to set out these coverage limits under confidentiality protection.]

     There are periods during the years from 1940 to 1999 in which our predecessors did not have coverage for potential asbestos claims. Subject to litigation, insurance companies may maintain that the existence of these periods results in coverage for only a portion of a particular injury that varies with the period during which there was asbestos coverage relating to the injury, and that the balance of any settlement or judgment is to be paid by the insured. To date no insurance company has claimed any contribution for a gap in coverage except for a claim for $159.64 made by one insurance company to a predecessor in 1995. The predecessor asserted that it had no obligation to pay this amount and did not make any payment.

     Insurance companies have to date defended our company and the predecessors, and have paid all settlement amounts and defense costs. Except for $159.64 referred to above, the insurance companies have not requested any payments from us or from any predecessor company.

     On March 10, 2005 counsel appointed by the insurance companies to defend the company and the predecessors advised our independent accountants by letter that for the period through March 1, 2005 counsel was "not aware of any material pending or threatened litigation, claims or assessments against the Company, with the exception of [the Rhodes litigation mentioned in prior correspondence]. Materiality for the purposes of this letter includes items involving amounts exceeding $25,000 individually or items involving lesser amounts which exceed $50,000 in the aggregate." Incidentally, although the Rhodes plaintiffs sued Universal Engineering Company, Inc., which is a predecessor of the company, plaintiffs did not formally name "Universal Supply Group, Inc." as a defendant. It is our position that we are not a defendant in that lawsuit.

     Counsel appointed by the insurance companies has also advised us orally that there exist 144 active plaintiffs in 41 separate active lawsuits. Of the active cases, four were filed in 2005, 39 were filed in 2004, 31 in 2003, and 44 in 2002. The active lawsuits do not include 24 cases that were dismissed and six cases that were settled for a total of $56,000. There has been no judgment against any of our predecessors. Our Universal subsidiary is named in only eight of these cases; of which six were filed in 2001, one in 2003 and one in 2005. No case that names our Universal subsidiary has been settled or dismissed.

     Our Universal subsidiary has not engaged in the sale of asbestos products since its formation in 1997. Its product liability policies for all years since 1998 expressly exclude asbestos claims.

                                     General

     Regardless of indemnification and insurance coverage, we do not in any event consider our company to be liable for the eight lawsuits that name us or for any other claim that arises as a result of actions or omissions by predecessor companies. We expressly disclaimed the assumption of any liabilities when we purchased the assets of the predecessor.

                          Disclosure in Future Filings

     We would propose to add to our future filings substantially all of the information set out in this section of this letter, except for the dollar amounts of our coverage and the March 10, 2005 opinion of counsel appointed by the insurance companies. We also propose to add the following language:

     It is management's opinion that the existing asbestos litigation will not have a material adverse effect on the company. Nevertheless, the company could be materially and adversely affected if the company is held liable for substantial asbestos claims or if the company incurs substantial legal or settlement costs. This material and adverse effect would occur if indemnitors fail to honor their indemnification agreements and insurance is not available either because policy limits are exceeded, or because insurance companies successfully claim limitations on their liabilities by reason of gaps in coverage or otherwise.

                              Opinion of Management

     There is no accrued balance for any period relating to asbestos claims, and no amount has been recorded for any period in any financial statement made by the company for asbestos claims. We do not regard as likely the potential payment of any asbestos based claim.

     It is also management's opinion that the existing asbestos litigation will not have a material adverse effect on the company.

     We would be glad to answer any of your questions.

                                       ***

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                                             Sincerely,


                                             /s/ Bernard Korn
                                             -------------------------------

                                             Bernard Korn

                                             Chief Executive Officer